

May 8, 2015

VIA E-mail
Mr. Frederick J. Crawford
Executive Vice President and
 Chief Financial Officer
CNO Financial Group, Inc.
11825 N. Pennsylvania Street
Carmel, IN 46032

  Re: CNO Financial Group, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed February 20, 2015
    File No. 001-31792

Dear Mr. Crawford:

  We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
4. Fair Value Measurements, page 148

1. Refer to your disclosure of fixed maturity securities. It is unclear to us why further disaggregation of your fixed maturity securities is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of "major security types" and "classes" of securities that you present. In this regard, disclosures on pages 93 and 94 indicate that further disaggregation of fixed maturity securities may be necessary.

2. Refer to your discussion as to how level 2 assets and liabilities are valued, which is vague as to the techniques and inputs used. Please provide us, for each "class" (see comment one above) of Level 2 fixed maturity securities, available for sale, the valuation

technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants, Christine Allen Torney at (202) 551-3652 or Vanessa Robertson at (202) 551-3649 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant